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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-21318

O’Reilly Automotive, Inc.

(Exact name of registrant as specified in its charter)

233 South Patterson Avenue Springfield, Missouri 65802 (417) 862-6708

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, $.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0.

Pursuant to the requirements of the Securities Exchange Act of  1934, O’Reilly Automotive, Inc. has caused this certification/
notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 15, 2012	By:	/s/ Thomas McFall

Thomas McFall Executive Vice-President of Finance and Chief Financial Officer (principal financial and accounting officer)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1) The Preferred Stock Purchase Rights expired on May 30, 2012 in accordance with the terms of the Rights Agreement, dated as of May 7, 2002, as amended December 29, 2010 and May 20, 2011, by and between O’Reilly Automotive, Inc. and Computershare Trust Company, N.A., as successor rights agent to UMB Bank, N.A. O’Reilly Automotive, Inc. filed a Form 8-A to register the rights on June 3, 2002, which was amended on May 20, 2011.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.